November 8, 2005

VIA EDGAR

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	AllianceBernstein Ovation Variable Annuity (“Product”)
FS Variable Annuity Account Nine (“Registrant”)
First SunAmerica Life Assurance Company (“Depositor”)
Form N-4, File Nos. 333-118221 and 811-21230
EDGAR Submission Type RW Withdrawal Request
Withdrawal of Registration Statement after Effectiveness Pursuant to Rule 477 of the 1933 Act

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, the Registrant, a separate account of First SunAmerica Life Insurance Company, hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s registration statement on Form N-4, File Nos. 333-118221 and 811-21230, filed with the Commission on August 13, 2004 and declared effective February 14, 2005, along with any amendments or exhibits filed thereto (the “Registration Statement”).

The Product was not marketed and no securities were sold in the offering. We kept the Registration Statement current in hopes that the product would be brought to market, but Registrant has decided not to proceed with the sale of the securities covered by the Registration Statement.

Accordingly, we request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective by November 28, 2005.

Sincerely,

/s/ MALLARY L. REZNIK
Mallary L. Reznik Vice President and Deputy General Counsel